Exhibit 99.03

OPSWARE INC.

February 28, 2005

To:	Holders of Options for Rendition Networks, Inc. Common Stock

As you know, Opsware Inc. (“Opsware”) and Rendition Networks, Inc. (“Rendition”) have entered into an Agreement and Plan of Reorganization, dated December 1, 2004 (the “Merger Agreement”) whereby Opsware acquired Rendition (the “Acquisition”).

In connection with the Acquisition, and pursuant to the terms of the Merger Agreement, Opsware has assumed all of your outstanding options to purchase shares of Rendition common stock (“Rendition Options”) under Rendition’s Amended and Restated 1998 Stock Option Plan (the “Plan”). Therefore, you now have options to purchase shares of common stock of Opsware rather than options to purchase shares of common stock of Rendition. Please note that Opsware is currently in a trading “black-out” and the window during which you will be able to trade your shares will open on March 4, 2005. Opsware is in the process of registering shares with the SEC on a Form S-8, which means that the shares you receive upon exercise of your assumed Rendition Options will be freely tradable. The Form S-8 is expected to be filed and effective in late February 2005 or early March 2005. However, even after the Form S-8 becomes effective, you will not be able to exercise your vested and assumed Rendition Options until Opsware’s trading window opens on March 4, 2005, and any sale of Opsware common stock shall always be subject to Opsware’s Insider Trading Compliance Program, a copy of which was previously provided to you.

Each Rendition Option assumed by Opsware continues to be subject to the terms and conditions, including vesting, set forth in the Plan and the individual stock option agreements you have, except that (i) references to the “Company” or “Rendition” in the Plan and in your individual stock option agreements are now references to Opsware, and (ii) your options are now options to purchase Opsware common stock with the exercise price and number of shares subject to your options adjusted to reflect the “option exchange ratio” set forth in the Merger Agreement.

Number of Shares Subject to Your Assumed Rendition Options

The number of shares of Opsware common stock subject to your Rendition Options has been adjusted to a number determined by multiplying 0.07882721 by the number of shares of Rendition common stock that were issuable upon exercise of your Rendition Option immediately prior to the Acquisition, rounding down to the nearest whole number.

New Exercise Price of Your Assumed Rendition Options

The per share exercise price for shares of Opsware common stock issuable upon exercise of your assumed Rendition Option has been adjusted to a price determined by dividing the per share exercise price under your Rendition Option by 0.07882721, rounding up to the nearest whole cent.

Example of Determining Number of Shares Subject to Your Assumed Rendition Option

Assume you hold a Rendition Option that immediately prior to the Acquisition covered 10,000 shares of Rendition common stock. This number (10,000) is multiplied by the option exchange ratio (0.07882721). Therefore, your assumed Rendition Option becomes an option to purchase 788 shares of Opsware common stock (after rounding down to the nearest whole share).

Example of Determining Per Share Exercise Price of Your Assumed Rendition Option

Assume you hold a Rendition Option that immediately prior to the Acquisition had an exercise price of $0.10 per share immediately prior to the Acquisition. This exercise price ($0.10) is divided by the option exchange ratio (0.07882721). Therefore, your assumed Rendition Option will have an exercise price per share of $1.27 ($0.10 ÷ 0.07882721 = $1.27 (after rounding up to the nearest whole cent)).

If you wish to exercise any of your vested assumed Rendition Options, please use Opsware’s form of exercise notice, a copy of which is included with this letter. Please return the completed exercise notice to Debra Pentaleri at Opsware.

If you have questions regarding the foregoing, please do not hesitate to contact          at (408) 744-             or via email at             @opsware.com. Please keep a copy of this letter and attach it to your existing option agreements in order for you to have a complete record of all the terms and provisions applicable to your Rendition Option as now assumed by Opsware.

Very Truly Yours,

Opsware Inc.